Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and between

ARGENTUM MEDICAL, LLC

and

ALLIQUA BIOMEDICAL, INC.

August 31, 2017

- i -

TABLE OF CONTENTS

(continued)

- ii -

TABLE OF CONTENTS

(continued)

Schedules:

Schedule 1.1(a)	Assumed Contracts
Schedule 1.1(b)	Inventories
Schedule 1.1(c)	Acquired Records
Schedule 1.1(e)	Business Intellectual Property
Schedule 1.5	Transition Services Agreement Terms
Schedule 1.6	Purchase Price Allocation Methodologies
Schedule 3.3(a)	Consents
Schedule 3.4(a)	Material Contracts
Schedule 3.4(b)	Breaches of Material Contracts
Schedule 3.5(a)(i)	Interim Financials
Schedule 3.5(a)(ii)	Historical Financials

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Schedule 3.5(b)	Indebtedness
Schedule 3.6	Undisclosed Liabilities
Schedule 3.7	Absence of Certain Developments
Schedule 3.10(c)	Permits
Schedule 3.10(e)	Non-Disclosure and Confidentiality Agreement
Schedule 3.11	Compliance with Healthcare Laws
Schedule 3.12	Litigation
Schedule 3.13	Transactions with Affiliates
Schedule 3.14	Taxes
Schedule 3.17	Customers and Suppliers
Schedule 6.2(f)	Specific Indemnity
Schedule 6.7A	Shelf-Life Extension Products
Schedule 6.7B	Shelf-Life Extension Products

Exhibits:
Exhibit A	Escrow Agreement
Exhibit B	Bill of Sale
Exhibit C	FIRPTA Certificate
Exhibit D	Inventory Credit Methodology

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of August 31, 2017, 2017, is by and between ARGENTUM MEDICAL, LLC, a Delaware limited liability company (“Purchaser”), and ALLIQUA BIOMEDICAL, INC., a Delaware corporation (“Seller”). Purchaser and Seller are referred to collectively herein as the “Parties”.

WHEREAS, Purchaser desires to acquire the Acquired Assets (as defined below) from Seller;

WHEREAS, Seller desires to sell to Purchaser such Acquired Assets, all as more particularly set forth in this Agreement; and

WHEREAS, in consideration of such sale and certain related non-competition agreements set forth herein, Purchaser will deliver to Seller the Transaction Payments (as defined below), as more particularly set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

1.1.          Acquired Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and take, or cause to be purchased, acquired and taken, assignment and delivery of all of the assets owned, leased or licensed by or to Seller (wherever located) that are primarily used in, or primarily related to, the Business, except for the Excluded Assets (all of the assets sold, assigned, transferred and delivered to Purchaser hereunder are referred to collectively herein as the “Acquired Assets”), free and clear of all Liens. The Acquired Assets include, all of Seller’s right, title and interest in and to the following that are used in, or related to, the Business:

(a)          Assumed Contracts. All Contracts set forth on Schedule 1.1(a) (collectively, the “Assumed Contracts”);

(b)          Inventories. All products, parts, supplies, materials and other inventories (wherever located), as of the Closing Date and to the extent primarily relating to the Business, including all raw materials, work in process and finished goods inventories, and specifically including those items described on Schedule 1.1(b) (the “Inventories”);

(c)          Books and Records. Those books and records primarily related to the Acquired Assets set forth on Schedule 1.1(c) (the “Acquired Records”);

(d)          Marketing Materials. All email contact lists and any other marketing data and other information related to the Business;

(e)          Intellectual Property. All worldwide right, title and interest in the names “TheraBond”, “TheraBond 3D”, “SilverTrak”, “SilverTrak Technology”, “TheraBond Antimicrobial Barrier Systems”, “TheraBond 3D Antimicrobial Barrier Systems”, “Choice Therapeutics”, “Choice Source Therapeutics” or any derivation thereof, the logos primarily relating to such names and the other Intellectual Property described on Schedule 1.1(e) (the “Business Intellectual Property”);

(f)          Permits. All registrations, licenses, permits, registrations, certifications, variances, waivers, interim permits, permit applications, approvals or other authorizations under any Law (the “Permits”), including without limitation, pre-market approvals, clearances, marketing authorizations or other approvals issued or obtained under any Healthcare Laws (the “Healthcare Permits”), obtained by Seller or any Professional that are exclusively used in, or exclusively related to, the Business;

(g)          Reserved.

(h)          Causes of Action. All rights, claims or causes of action of Seller against third parties in respect of any of the Acquired Assets described in clauses (a) through (g) above; provided, however, that such claims or rights shall not include any claims, causes of action, defenses and rights of offset or counterclaim relating to the Excluded Assets; and

(i)           Other Assets. All other assets not specifically enumerated in this Section 1.1, but otherwise solely and primarily related to the operation of the Business.

1.2.          Excluded Assets. The following assets of Seller shall be retained by Seller and are not being sold or assigned to Purchaser hereunder (all of the following are referred to collectively as the “Excluded Assets”):

(a)          Excluded Contracts. All Contracts to which Seller is a party or by which Seller is bound (other than the Assumed Contracts);

(b)          Cash. All Cash, bank accounts and lockboxes;

(c)          Records. Other than the Acquired Records, all records and other protected business information of Seller;

(d)          Insurance Policies. All insurance policies of Seller and prepaid expenses associated therewith;

(e)          Corporate Records. Seller’s Certificate of Incorporation, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, all of Seller’s Tax Returns and books and records relating to Seller’s Tax Returns or otherwise relating to Tax matters of Seller, for all periods and other documents relating to the organization, maintenance, and existence of Seller as a corporation;

(f)          Rights Under Agreement. Any of the rights of Seller under this Agreement (or under any other agreement between Seller on the one hand and Purchaser on the other hand entered into on or after the date of this Agreement);

(g)          Tax Refunds. All rights and interest in any refund of Taxes to the extent such refund of Taxes is for the benefit of Seller under Section 7.5;

(h)         Accounts Receivable. All accounts receivable, trade receivable, notes receivable and other receivables of Seller;

(i)          Real Property. All of Seller’s right, title and interest in and to any owned real property and any leased real property;

(j)          Vehicles. All lift trucks, boom trucks, tractors, delivery trucks and other trucks, trailers automobiles and other vehicles to the extent related to the Business.

(k)          Deposits and Prepaid Items. All deposits and advances, prepaid expenses and other prepaid items of Seller, but not including any prepaid Taxes; and

(l)          Other Excluded Assets. All of Seller’s right, title and interest in and to all of its other assets (except for the Acquired Assets).

1.3.          No Liabilities Assumed. Anything in this Agreement to the contrary notwithstanding, neither Purchaser nor any of its Affiliates shall assume or become responsible for, any Liability of Seller or any of its Affiliates, whether or not relating to the Business; provided, however, that Purchaser shall be solely responsible for all Liabilities and obligations relating to Purchaser’s ownership and operation of the Business and the Acquired Assets on and after the Closing. Notwithstanding anything to the contrary herein, neither Purchaser nor any of its Affiliates shall assume, or become responsible for, any Liability of Seller or any of its Affiliates for which any Purchaser Indemnitee is entitled to indemnification under Section 6.2 of this Agreement.

1.4.          Payment of Transaction Payments.

(a)         For purposes of this Agreement, the “Transaction Payments” will be an aggregate amount of consideration equal to:

(i)          an amount of cash (the “Base Purchase Price”) equal to $3,600,000;

(ii)         the Inventory Credit (together with the Base Purchase Price, the “Purchase Price”); and

(iii)        the Earnout Payment (if any).

(b)         At the Closing, Purchaser shall apply a portion of the Purchase Price as follows:

(i)          to pay such amounts owed by Seller pursuant to its Credit Agreement with Perceptive Credit Opportunities Fund, LP, as such amounts is set forth in the release and discharge letter, which letter will terminate any obligation (other than pursuant to this Agreement and the Related Agreements) of Seller that is related to the Business or the Acquired Assets (the “Release Letter”), delivered by Seller to Purchaser at the Closing; and

(ii)         to deposit the Indemnity Escrow Amount under the escrow agreement, in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”), to be entered into among Purchaser, Seller and Wells Fargo, N.A., to act as Escrow Agent thereunder (the “Escrow Agent”).

The amount of the Purchase Price less the amounts set forth in clauses (b)(i) and (b)(ii) above is referred to as the “Acquisition Proceeds.” Each of the foregoing payments shall be made by wire transfer of immediately available funds to such accounts as are indicated in a “funds flow memo” to be delivered by Purchaser to Seller on or prior to the Closing Date.

(c)         At the Closing, Purchaser shall pay to Seller, by wire transfer of immediately available funds to an account or accounts designated by Seller by delivery of written notice thereof to Purchaser at least two (2) Business Days prior to the Closing Date, an aggregate amount equal to the Acquisition Proceeds.

(d)         At the Closing, Purchaser shall deliver to Perceptive Credit Opportunities Fund, LP, by wire transfer of immediately available funds to the account set forth in the Release Letter, an aggregate amount equal to the amount set forth in the Release Letter.

(e)         At the Closing, Purchaser shall deposit an amount in cash equal to the Indemnity Escrow Amount in an interest-bearing account with the Escrow Agent for the purposes of securing the indemnification obligations set forth in Article VII. The interest bearing account that initially holds the Indemnity Escrow Amount shall be known as the “Indemnity Escrow Account”. The Indemnity Escrow Amount, together with all interest, dividends and other income thereon, shall be held and released by the Escrow Agent in accordance with the terms of this Agreement and the terms of the Escrow Agreement.

1.5.          Earnout Payment. Upon Seller’s satisfactory completion, as determined by the mutual agreement of Seller and Purchaser, of the 90-Day Services (as such term is defined in the Transition Services Agreement), Purchaser shall pay to Seller an amount in cash equal to $200,000 (the “Earnout Payment”), due and payable five (5) business days after the date of such satisfactory completion. In the event that Purchaser terminates the Transition Services Agreement, without cause and prior to the expiration of its term, the Earnout Payment shall be deemed to be fully earned by Seller and immediately due and payable to Seller upon such termination. If Purchaser terminates any individual service set forth under “Service Description” on Exhibit A prior to the expiration of the time period set forth opposite such individual service under “Duration of Service” on Exhibit A to the Transition Service Agreement, then such service shall be deemed to have been performed for purposes of this Section 1.5.

1.6.          Allocation of Purchase Price. Within ninety (90) days of the Closing Date, Purchaser shall provide to Seller a schedule allocating the Purchase Price among the Acquired Assets and the Restrictive Covenants provided for in Section 5.2 (the “Purchase Price Allocation Schedule”). The Purchase Price Allocation Schedule shall be prepared by Purchaser in accordance with the Code and the methodologies set forth on Schedule 1.6. If within thirty (30) days of receiving the Purchase Price Allocation Schedule, Seller has not objected, the Purchase Price Allocation Schedule shall be final and binding. If within thirty (30) days of receiving the Purchase Price Allocation Schedule, Seller objects to the Purchase Price Allocation Schedule, Purchaser will work in good faith with Seller to resolve any objections of Seller; provided that if after thirty (30) days, Seller and Purchaser are unable to agree, Purchaser will prepare a final Purchase Price Allocation Schedule consistent with the methodologies set forth on Schedule 1.6. The Parties shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect adjustments to the Purchase Price. The Parties agree, for all Tax reporting purposes, to report the transactions contemplated by this Agreement in accordance with the Purchase Price Allocation Schedule, as finally determined, and to not take any position during the course of any audit or other proceeding inconsistent with the Purchase Price Allocation Schedule, as finally determined, unless required by applicable Law or a determination of the applicable Governmental Authority that is final.

1.7.          Withholding. Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law. If Purchaser so deducts or withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which Purchaser made such deduction and withholding.

ARTICLE II

CLOSING

2.1.          The Closing. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing (“Closing”) of the sale and purchase of the Acquired Assets contemplated hereby shall take place on the date of this Agreement at the offices of Winston & Strawn LLP, 35 West Wacker Drive, Chicago, Illinois, at 10:00 a.m., local time. The day of Closing is referred to hereinafter as the “Closing Date.”

2.2.          Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser the following:

(a)         a bill of sale in substantially the form attached hereto as Exhibit B (the “Bill of Sale”), duly executed by Seller;

(b)         the Release Letter, duly executed by Perceptive Credit Opportunities Fund, LP, and evidence of the release of all Liens of Perceptive Credit Opportunities Fund, LP against the Acquired Assets;

(c)         the Escrow Agreement, executed by Seller;

(d)         the Transition Services Agreement, executed by Seller;

(e)         a certificate from Seller, in substantially the form attached hereto as Exhibit C, duly completed and executed by Seller pursuant to Section 1.1445-2(b)(2) of the Treasury Regulations promulgated under the Code, certifying that Seller is not a “foreign person” within the meaning of section 1445 of the Code;

(f)          a duly completed and executed Form W-9 establishing that Seller is exempt from U.S. backup withholding;

(g)         evidence, in form and substance reasonably satisfactory to Purchaser, that all consents, notices and authorizations necessary to transfer the Acquired Assets to Purchaser have been obtained or given;

(h)         assignment agreements for the transfer of all Business Intellectual Property, including assignments of any patented or registered Business Intellectual Property and any applications therefor;

(i)          other instruments of transfer reasonably required by Purchaser to evidence the transfer of the Acquired Assets to Purchaser, in each case duly executed by Seller;

(j)          a certificate of Seller’s secretary certifying (i) resolutions of the board of directors of Seller and resolutions of the equityholders of Seller approving this Agreement and the transactions contemplated hereby and (ii) the bylaws of Seller, as amended and/or restated;

(k)         a copy of Seller’s Articles of Incorporation, certified as of a recent date by the Secretary of State of Delaware; and

(l)          a certificate of good standing or comparable certificate for Seller as of a recent date from the Secretary of State of the State of Delaware.

2.3.          Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller the following:

(a)         the Acquisition Proceeds, pursuant to Section 1.4;

(b)         the Bill of Sale, duly executed by Purchaser;

(c)         the Escrow Agreement, duly executed by Purchaser;

(d)         the Transition Services Agreement, duly executed by Purchaser;

(e)         a certificate of Purchaser’s secretary certifying (i) resolutions of the sole member of Purchaser approving this Agreement and the transactions contemplated hereby and (ii) the limited liability company agreement of Purchaser, as amended and/or restated;

(f)          a copy of Purchaser’s Certificate of Formation, certified by the Secretary of State of the State of Delaware; and

(g)         a certificate of good standing for Purchaser as of a recent date from the Secretary of State of the State of Delaware.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as of the Closing Date, as follows:

3.1.          Organization and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Seller is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions where the failure to so qualify or be in good standing would result in a Material Adverse Effect. Seller has full limited liability company power and authority to execute, deliver and perform this Agreement, the Related Agreements and all other instruments, agreements, certificates and documents contemplated hereby and thereby, and to consummate the transactions contemplated hereby and thereby and to carry on the Business as conducted at the present time.

3.2.          Due Authorization. This Agreement and the Related Agreements have been duly authorized, executed and delivered by Seller and constitute or, when executed will constitute, a valid and legally binding agreement of Seller, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally or general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

3.3.          No Violation; Consents.

(a)          Except as set forth on Schedule 3.3(a), the execution, delivery and performance by Seller of this Agreement, the Related Agreements or any other instruments, agreements, certificates and documents contemplated hereby or thereby do not and will not (i) violate any Order applicable to Seller, any of the Acquired Assets, or the Business; (ii) violate any Law; (iii) violate or conflict with, result in a breach of, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, permit cancellation of, or result in the creation of any Lien upon any of the Acquired Assets under, any Contract to which Seller is a party or by which Seller or any of the Acquired Assets are bound; (iv) permit the acceleration of the maturity of any Indebtedness of Seller related to the Business or Indebtedness secured by the Acquired Assets; or (v) violate or conflict with any provision of the Articles of Incorporation or bylaws of Seller.

(b)         No consents or approvals of, or filings or registrations by Seller with, any Governmental Authority or any other Person not a Party are necessary in connection with the execution, delivery and performance of this Agreement, the Related Agreements or the other instruments, agreements, certificates and documents contemplated hereby or thereby by Seller and the consummation by Seller of the transactions contemplated hereby and thereby.

(c)         Seller has not breached any provision of, nor is it in default under the terms of, any Contract to which it is a party or under which it has any rights or by which it is bound which primarily relates to the Business or the Acquired Assets, which breach or default would give the other party to such Contract the right to cancel or terminate such contract or accelerate performance of Seller’s obligations thereunder, and to Seller’s Knowledge, no other party to any such Contract has breached such Contract or is in default thereunder in any material respect.

3.4.          Material Contracts.

(a)         Schedule 3.4(a) contains an accurate and complete list of all Contracts with respect to the conduct of the Business to which Seller is a party or pursuant to which the Acquired Assets or the Business may be bound (the “Material Contracts”).

(b)         True and complete copies of each of the foregoing Material Contracts, including all amendments, supplements and modifications to each such Material Contract, have been made available for review by Purchaser. Except as disclosed on Schedule 3.4(b), (i) each Material Contract is in full force and effect and is a valid, legal and binding agreement of Seller, and enforceable against the other party or parties thereto in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general principles of equity; (ii) each Material Contract may be assigned to Purchaser without the consent of or notice to any third party; (iii) no Material Contract contains any termination right upon a change in control or sale of all or substantially all of Seller’s assets; and (iv) each Material Contract will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby.

3.5.          Financial Statements; Certain Obligations.

(a)         Seller has delivered to Purchaser the following financial statements:

(i)          the gross profit and net revenue of the Business for the six-month period ended June 30, 2017 attached hereto as Schedule 3.5(a)(i) (the “Interim Financials”); and

(ii)         the gross profit and net revenue of the Business for the fiscal years ended December 31, 2016 and December 31, 2015, each of the foregoing attached hereto as Schedule 3.5(a)(ii) (the “Historical Financials” and, together with the Interim Financials, the “Financial Statements”).

The Financial Statements fairly present the net revenue and gross profit of the Business for the periods covered thereby, are consistent with the books and records of Seller and have been prepared in accordance with GAAP. The Financial Statements do not reflect any transactions which are not bona fide transactions and do not contain any untrue statements of a fact or omit to state any fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

(b)         Schedule 3.5(b) sets forth a list of (i) all Indebtedness and (ii) the principal amount of, interest rate applicable to and all accrued and unpaid interest owing on, each item of Indebtedness. Seller has provided Purchaser with true and complete copies of the notes, loan agreements or other documentation evidencing the Indebtedness prior to the date hereof.

3.6.          Absence of Undisclosed Liabilities. Except as set forth in Schedule 3.6, Seller does not have any Liability related to the Business other than (a) Liabilities set forth in the Financial Statements and (b) Liabilities which have arisen after the date of the Interim Financials in the Ordinary Course of Business (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law, claim or lawsuit).

3.7.          Absence of Certain Developments. Except as set forth on Schedule 3.7, since December 31, 2016, there has occurred no Material Adverse Effect and no fact or condition exists or is contemplated or threatened which would reasonably be expected to result in a Material Adverse Effect. Except as set forth on Schedule 3.7, since December 31, 2016, Seller has conducted the Business only in the Ordinary Course of Business and, without limiting the generality of the foregoing, Seller has not:

(a)         mortgaged or pledged any properties or assets or subjected any property or asset to any Lien, except Liens for current Taxes not yet due and payable;

(b)         sold, assigned, transferred or licensed any tangible or intangible assets used in the Business (including any Business Intellectual Property) or canceled any debts or claims with respect to the Business except in the Ordinary Course of Business;

(c)         made any commitment for capital expenditures with respect to the Business;

(d)         suffered any theft, damage, destruction or casualty loss, whether or not covered by insurance, with respect to the Business;

(e)         paid any amount, performed any obligation or agreed to pay any amount or perform any obligation, in settlement or compromise of any suits or claims of Liability against Seller or any of its directors, managers, officers, employees or agents with respect to the Business; or

(f)          committed to do any of the foregoing.

3.8.          Tangible Assets. Seller has good and marketable title to or a valid leasehold interest in all of the Acquired Assets, free and clear of all Liens, except for the Liens of Perceptive Credit Opportunities, LP, which shall be released at Closing upon receipt by Perceptive Credit Opportunities, LP of the amounts set forth in the Release Letter. All of the tangible personal property included among the Acquired Assets and the Leased Assets has been adequately maintained in a manner consistent with normal industry practices and all such property is fully operational and in good condition in all respects (with the exception of normal wear and tear).

3.9.          Intellectual Property.

(a)         Seller owns or has the right to use all Business Intellectual Property. To Seller’s Knowledge, Seller has not interfered with, infringed upon, misappropriated, or violated any Intellectual Property owned by any Person other than Seller (the “Third Party Intellectual Property”), the products, services and operation of the Business have not and do not infringe, misappropriate or otherwise violate any Third Party Intellectual Property and Seller has not received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any offer to license or any claim that Seller must license or refrain from using any Third Party Intellectual Property). The Intellectual Property is not subject to any outstanding Order or ruling and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the Business Intellectual Property. To Seller’s Knowledge, no third party has interfered with, infringed upon, misappropriated, or violated any of the Business Intellectual Property in any respect.

(b)         Schedule 1.1(e) identifies each patent, registered Trademark, or registered copyright included among the Business Intellectual Property, identifies each pending patent application, application for registration of any Trademark, or application for registration of any copyright which Seller has made with respect to any of the Business Intellectual Property, and any licenses or sublicenses with respect to the foregoing which are utilized or required in the conduct of the Business. Seller has delivered to Purchaser correct and complete copies of all such patents, registrations, applications, licenses, agreements, and permissions (as amended to date). Except as set forth on Schedule 1.1(e), Seller does not own or license any unregistered Trademark, copyright or computer software item in the conduct of the Business.

(c)         Seller possesses all right, title, and interest in and to the Business Intellectual Property, free and clear of any Lien, license, or other restriction. To Seller’s Knowledge, the Business Intellectual Property and Seller’s rights thereto are valid and enforceable.

(d)         All current and former employees, contractors and third parties who have created, conceived, reduced to practice or developed any Intellectual Property in connection with the Business have executed valid, written agreements assigning all right, title and interest in and to such Intellectual Property to Seller and have executed all documents necessary to the filing and prosecution of all Business Intellectual Property rights. Seller has taken all steps reasonably required to protect the secrecy of all trade secrets and proprietary information included in the Business Intellectual Property.

(e)         All necessary documents and certificates in connection with the Business Intellectual Property have been filed with the relevant authorities in the United States or foreign jurisdictions, for the purposes of maintaining all rights in the Business Intellectual Property.

(f)          The consummation of the transactions contemplated by this Agreement shall not alter, impair or extinguish any rights of Seller or any of its Affiliates in the Business Intellectual Property, and all Business Intellectual Property shall be owned or available for use by Purchaser on identical terms and conditions immediately following the Closing, without payment of any additional fees or obtaining any additional permissions or consents. Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated under this Agreement will violate any applicable Laws or any privacy policies or other Contracts pertaining to the collection, storage, use, disclosure or transfer of any data protected under any applicable Law. Seller has provided to Purchaser true and correct copies of all such privacy policies and Contracts.

3.10.         Compliance with Laws and Regulations; Permits. Except as to Healthcare Laws and the other subject matter to which the representations and warranties in Section 3.11 relate, as to which only Section 3.11 applies:

(a)         Seller has complied in all material respects with all Laws applicable to the Business.

(b)         Since May 5, 2014, Seller has timely filed all reports, data and other information required under all Laws applicable to the Business.

(c)         Seller owns, holds or possesses all Permits that are necessary to entitle it to own or lease, operate and use the properties and assets of the Business and to carry on and conduct the Business substantially as currently conducted. Schedule 3.10(c) sets forth a list of each Permit. Complete and correct copies of all of the Permits have been made available to Purchaser. Except as set forth on Schedule 3.10(c), since January 1, 2014: (i) Seller has fulfilled and performed its material obligations under each of the Permits, and no event has occurred or condition or state of facts exists that constitutes or, after notice or lapse of time or both, would constitute a material breach or default by Seller under any such Permit or that permits or, after notice or lapse of time or both, would permit revocation or termination of any such Permit; (ii) no written notice of cancellation, of default or of any dispute concerning any Permit, or of any event, condition or state of facts described in the preceding clause, has been received by Seller; and (iii) each Permit is valid, subsisting and in full force and effect and will continue in full force and effect after the transactions contemplated by this Agreement, in each case without (A) the occurrence of any breach, default or forfeiture of rights thereunder or (B) the consent, approval, or act of, or the making of any filing with, any Governmental Authority.

(d)         Seller complies with the Foreign Corrupt Practices Act, 15 U.S.C. 78dd et seq., and all local laws concerning corrupt payments, including applicable export control, money laundering and anti-terrorism Laws. Neither Seller nor, to Seller’s Knowledge, any employee or contractor of Seller has, directly or indirectly, on behalf of or with respect to Seller or the Business, offered, paid, solicited or received any remuneration in violation of any Law (including any kickback, bribe, or rebate and regardless of form, whether in money, property or services) directly or indirectly, overtly or covertly, in return for obtaining or retaining business or securing an improper advantage in violation of any applicable Law.

(e)         Each employee and independent contractor of Seller during the last three (3) years with respect to the Business have entered into non-disclosure and confidentiality agreements with Seller in form and substance set forth on Schedule 3.10(e).

3.11.         Compliance with Healthcare Laws; Healthcare Permits. Except as set forth on Schedule 3.11:

(a)         Seller, and to Seller’s Knowledge, its distributors, contract manufacturers and other third parties performing service in connection with the Business have been in material compliance with all applicable Healthcare Laws. Since May 5, 2014, Seller, and to Seller’s Knowledge, its distributors, contract manufacturers and other third parties performing service in connection with the Business, have not received any written notice regarding any actual, alleged, possible or potential violation of, or failure by any of them to comply with, any Healthcare Laws. To Seller’s Knowledge, there are no facts or circumstances that could give rise to an Action for non-compliance with any applicable Healthcare Laws.

(b)         Seller has not been and has not received written notice that, any of its directors, officers, employees, agents, or independent contractors have been (i) convicted of violating any Healthcare Laws or (ii) subjected to any investigation or proceeding by a Governmental Authority for, in each case, violation of any applicable Healthcare Laws.

(c)         Without limiting the generality of (a) above, Seller is, and has at all times been, in compliance in all material respects with all applicable Healthcare Laws to which it is subject regarding the collection, use and protection of Protected Health Information (as such term is defined under HIPAA), including medical records, and Seller has not received written notice that a third party, including any of Seller’s directors, officers, employees and agents, has gained unauthorized access to or made any unauthorized use of any such Protected Health Information, including medical records, maintained, used or disclosed by Seller in a manner that constitutes a Breach (as such term is defined under HIPAA) or in any other manner that constitutes a material violation of applicable Healthcare Laws. Seller has received no written notice of any Actions pending or threatened against Seller relating to the collection, use, disclosure or maintenance of Protected Health Information, including medical records, or other confidential patient information.

(d)         Seller is not and has not received written notice that any representative or Person acting on Seller’s behalf is the subject of any pending or threatened investigation in respect of the Company or any Company Subsidiary, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.

(e)         Seller has not received nor has Seller received written notice that any contract manufacturer, distributor or other third party performing services with respect to the Business has received any FDA Form 483s, notice of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or any other Governmental Authority alleging or asserting noncompliance with any applicable Healthcare Law or any Permits in connection with the Business or any Product.

(f)          None of the Acquired Assets has been the subject of any recall, detention, seizure or other similar action, nor, to Seller’s Knowledge, is there any basis for any of the foregoing.

(g)         Without limiting the generality of Section 3.10(c) above, Seller owns, holds or possesses all Healthcare Permits that are necessary to entitle it to own or lease, operate and use the Acquired Assets and to carry on and conduct the Business substantially as currently conducted. Schedule 3.10(c) sets forth a list of each Healthcare Permit. Complete and correct copies of all of the Healthcare Permits have been made available to Purchaser. Except as set forth on Schedule 3.10(c), since January 1, 2014: (i) Seller has fulfilled and performed its material obligations under each of the Healthcare Permits, and to Seller has not received written notice of any event that has occurred or, to Seller’s Knowledge, does any condition or state of facts exist that constitutes or, after notice or lapse of time or both, would constitute a material breach or default by Seller under any such Healthcare Permit or that permits or, after notice or lapse of time or both, would permit revocation or termination of any such Healthcare Permit; (ii) no written notice of cancellation, of default or of any dispute concerning any Healthcare Permit, or of any event, condition or state of facts described in the preceding clause, has been received by Seller; and (iii) each Healthcare Permit is valid, subsisting and in full force and effect and will continue in full force and effect after the transactions contemplated by this Agreement, in each case without (A) the occurrence of any breach, default or forfeiture of rights thereunder or (B) the consent, approval, or act of, or the making of any filing with, any Governmental Authority.

3.12.         Litigation. Except as disclosed in Schedule 3.12, with respect to the Business, there are no actions, suits or proceedings at law or in equity, arbitration proceedings, or claims, demands or investigations, pending or threatened against or involving Seller or, to Seller’s Knowledge, any Professional, including any proceedings by or before any Governmental Authority. Seller is not in violation of any Order with respect to the Business. Except as disclosed in Schedule 3.12, with respect to the Business, (i) there are no civil, criminal, administrative product liability claims, actions, suits, demands, hearings, notices of violation, investigations, proceedings, demand letters or claims brought under any applicable Laws relating to consumer product safety, currently pending or, to the Knowledge of the Seller, threatened against Seller and (ii) there have been no product liability claims or claims made under any consumer product safety Laws against Seller or, to the Knowledge of the Seller, otherwise relating to any product developed, sold or delivered by Seller since May 5, 2014.

3.13.         Transactions with Affiliates. Except as described in Schedule 3.13 and except for remuneration for services rendered as a director, officer or employee in the Ordinary Course of Business, with respect to the Business, (a) no Affiliate of Seller provides or causes to be provided any assets, services or facilities to Seller, (b) Seller does not provide or cause to be provided any assets, services or facilities to its Affiliates, (c) Seller does not beneficially own, directly or indirectly, any investment assets issued by its Affiliates, (d) Seller has not entered into any agreement, understanding or arrangement with its Affiliates and (e) as of the Closing Date, there will be no Indebtedness between Seller, on the one hand, and any of its Affiliates, on the other.

3.14.         Taxes.

(a)         Seller has duly and timely filed all Tax Returns that were due and that relate directly to the Acquired Assets or the Business. All such Tax Returns are true, correct, and complete in all material respects. All Taxes due and payable with respect to such Tax Returns (whether or not shown as payable), or otherwise due and payable by Seller and relating to any Acquired Asset or the Business, have been timely paid to the appropriate Governmental Authority. There are no existing Liens for Taxes on any of the Acquired Assets other than for statutory liens for Taxes not yet due and payable.

(b)         Since the date of the Interim Financials, Seller has not (i) made, changed, or revoked any Tax election; (ii) settled any Tax claim; (iii) surrendered the right to any Tax refund; (iv) changed any accounting period for Tax purposes; (v) changed any method of accounting for Tax purposes; (vi) filed an amended Tax Return; or (vii) entered into any agreement with any Governmental Authority (including a “closing agreement” within the meaning of section 7121 of the Code), in each case, to the extent solely and exclusively relating to the Acquired Assets or the Business and that would result in any increase in the Liability for Taxes of Purchaser.

(c)         Seller has made available to Purchaser true, correct, and complete copies of (i) all material Tax Returns filed by Seller (or its Affiliates) in the past three (3) years and (ii) all material notices, correspondence, and similar material received by Seller or any agent of Seller (or its Affiliates) from any Governmental Authority, in each case, to the extent solely and exclusively relating to the Acquired Assets or the Business or any Taxes associated therewith.

(d)         Seller has timely and properly withheld (i) all required amounts from payments to its employees, agents, contractors, nonresidents, shareholders and other Persons and (ii) all sales, use, ad valorem, and value added Taxes, in each case, to the extent solely and exclusively relating to the Acquired Assets or the Business. Seller has timely remitted all such Taxes to the proper Governmental Authority in accordance with all applicable Laws.

(e)         Seller has not extended any statute of limitations relating to any Taxes solely and exclusively relating to the Acquired Assets or the Business. No Governmental Authority has made a claim that Seller is obligated to pay Taxes or file Tax Returns as a result of conducting the Business, owning the Acquired Assets, or employing any employees in a jurisdiction in which Seller is not filing Tax Returns and paying Taxes. No audits or other proceedings are ongoing or threatened with respect to any Tax Return or Taxes of Seller that solely and exclusively relate to the Acquired Assets or the Business.

(f)          Seller does not have any obligation to pay Taxes, or share Tax benefits, with another Person pursuant to any Contract that Purchaser is assuming pursuant to this Agreement (including any Contract that is an Acquired Asset).

(g)         No Tax holiday or Tax incentive or grant in any jurisdiction with respect to Taxes solely and exclusively relating to the Business or the Acquired Assets will terminate (or be subject to a clawback or recapture that is payable by Purchaser) as a result of any transaction contemplated by this Agreement.

(h)         Seller does not have a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request pending with any Governmental Authority that solely and exclusively relates to the Acquired Assets or the Business.

(i)          No Acquired Asset represents an interest in any Flow-Thru Entity for any applicable Tax purpose.

3.15.         Entire Interest; All Assets. The Acquired Assets include all property, assets and rights primarily related to, primarily used in, or primarily dedicated to, the conduct of the Business as currently conducted by Seller. No Affiliate of Seller or any other Person holds any right, title or interest in any of the Acquired Assets. The Acquired Assets, together with the services to be provided by the Seller under the Transition Services Agreement, are adequate to conduct the Business as currently conducted.

3.16.         Financial Advisors/Broker Fees. None of Seller nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

3.17.        Customers and Suppliers.

(a)         Schedule 3.17(a) sets forth (i) a list of names and addresses of customers of the Business (the “Historical Customers”) and the suppliers of the Business (the “Historical Suppliers”) and the dollar amount of purchase or sales which each such customer or supplier represented during each of the years ended December 31, 2015 and 2016 and the period from January 1, 2017 through May 31, 2017.

(b)         Schedule 3.17(b) sets forth (i) a list of names and addresses of each customer (the “Current Customers” and, together with the Historical Customers, the “Customers”) that is party to a Contract with Seller with respect to the Business or is otherwise receiving services from Seller with respect to the Business as of the Closing, (ii) the monthly and other fees being paid by each Current Customer to Seller and (iii) the start date and end date of each Current Customer’s Contract.

(c)         Schedule 3.17(c) sets forth (i) a list of names and addresses of each supplier (the “Current Suppliers” and, together with the Current Suppliers, the “Suppliers”) that is party to a Contract with Seller with respect to the Business or is otherwise providing services to Seller with respect to the Business as of the Closing, (ii) the monthly and other fees being paid by Seller to each Current Supplier and (iii) the start date and end date of each Current Supplier’s Contract.

(d)         Except as set forth in Schedule 3.17(d), there exists no actual or written threat of, termination, cancellation, reduction or limitation of, or any modification or change in, the business relationship of Seller with any Customer or group of Customers, or whose purchases individually or in the aggregate are material to Seller or the operation of the Business, or with any Supplier or group of Suppliers, or whose sales individually or in the aggregate are material to Seller or the operation of the Business, and there exists no present or reasonably foreseeable condition or state of facts or circumstances involving Customers, Suppliers or sales representatives which would reasonably be expected to cause a Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as of the Closing Date, as follows:

4.1.          Organization and Limited Liability Company Power. Purchaser (a) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and (b) is duly qualified to do business as a foreign limited liability company and is in good standing in all jurisdictions where the failure so to qualify would have a material adverse effect on Purchaser. Purchaser has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

4.2.          Authorization. This Agreement and the Related Agreements have been duly authorized, executed and delivered by Purchaser and constitutes or, when executed will constitute, a valid and legally binding agreement of Purchaser, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally or general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

4.3.          No Breach. The execution, delivery and performance by Purchaser of this Agreement, the Related Agreements or any other instruments, agreements, certificates and documents contemplated hereby or thereby will not violate or conflict with any provision of the Certificate of Formation of Purchaser; nor do such actions constitute a default of or require the consent or approval under any agreement or instrument to which Purchaser is a party or by which Purchaser’s assets are bound, or require Purchaser to obtain the approval or consent of any Governmental Authority; nor will such actions materially violate any applicable Law presently applicable to Purchaser.

4.4.          Financial Advisors; Broker Fees. Neither Purchaser nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

5.1.          Confidentiality. Seller agrees, following the Closing, the Confidential information will be owned by Purchaser and will continue to be valuable and proprietary to the Business and agrees to keep the Confidential Information confidential and not to divulge or make us of, or allow any of its Affiliates to divulge, or make use of, the Confidential Information, including any trade secrets or know-how included within the Business Intellectual Property; provided, however, that in no event shall the foregoing preclude the right of any Party to disclose any Confidential Information which it may be required by Law to disclose. Notwithstanding the foregoing, Seller retains all rights (including the right to use and disclose, in each case, in the ordinary course of business and to the extent not related to the marketing or sale of any Competing Product) with respect to portions of the Confidential Information related to customers of the Business that purchase Seller’s other products and services that are not related to the Business or the Acquired Assets.

5.2.          Public Statements. Unless required by applicable Law, including the rules and regulations of any securities exchange, no press release or public announcement related to this Agreement or the transactions contemplated herein or any other announcement or communication shall be issued or made by any Party without the advance approval of the other Party, in which case the non-disclosing Party shall be provided a reasonable opportunity to review and provide suggested comments concerning the disclosure contained in such press release, announcement or communication prior to issuance, distribution or publication; provided, however, that if any disclosure related to this Agreement, or the transactions contemplated herein, is required by applicable Law, including the rules and regulations of any securities exchange, Purchaser shall have the right to review and comment on such disclosure and Seller shall reasonably consider including such comments prior to making such disclosure. The foregoing shall not limit Seller from publicly filing the Agreement and making additional disclosures in connection therewith, in each case as required by applicable Law and securities regulations.

5.3.          Consents Not Obtained at Closing.

(a)          To the extent any Contract is not capable of being assigned without the consent or waiver of the other party thereto or any third party (including any Governmental Authority), or if such assignment or attempted assignment would constitute a breach thereof or a violation of any Law or Order, neither this Agreement nor the Bill of Sale shall constitute an assignment or an attempted assignment of such Contract.

(b)          If any such consents and waivers are not obtained with respect to any Contract, the Bill of Sale shall constitute an equitable assignment by Seller to Purchaser of all of Seller’s rights, benefits, title and interest in and to such Contract, to the extent permitted by Law, and Purchaser shall be deemed to be Seller’s agent for the purpose of completing, fulfilling and discharging all of Seller’s rights and liabilities arising after the Closing Date under such Contract, and Seller shall take all necessary steps and actions to provide Purchaser with the benefits of such Contract.

5.4.          Cooperation. After the Closing, Seller shall, at the Parties’ shared expense, cooperate, as and to the extent reasonably requested by Purchaser, in connection with any litigation, arbitration or similar proceeding brought by or against any third party in connection with (i) any transaction contemplated by this Agreement or (ii) any fact or condition relating to the Acquired Assets or the Business. Such cooperation shall include making available to Purchaser the relevant books, records, information and employees of Seller, allowing the relevant personnel of Seller to assist Purchaser in participating in any such matter, executing and delivering documents or instruments and taking all such action as Purchaser reasonably requests in connection with such matter.

5.5.          Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, Purchaser and Seller each will use their commercially reasonable efforts to cooperate and to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the transactions contemplated by this Agreement. Seller shall use its commercially reasonable efforts to add Purchaser as an “additional insured” and loss payee on each of Seller’s insurance policies providing coverage for products liability claims relating to pre-Closing periods.

5.6.          Specific Performance. Each of Purchaser and Seller acknowledges and agrees that the other party would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each of Purchaser and Seller agree that the other party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

5.7.          Further Assurances. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, including, but not limited to, transferring any Business Intellectual Property, Permits or Healthcare Permits so that Purchaser becomes the holder of record of such Business Intellectual Property, Permits or Healthcare Permits, each of the parties hereto will take such commercially reasonable further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request. Without limiting the foregoing, Seller agrees to cooperate with Purchaser and its respective Affiliates with any post-Closing notification requirements and shall provide such information to Purchaser and its Affiliates as such Persons may reasonably require to complete such notification.

5.8.          Use of Names and Intellectual Property. Seller agrees that from and after the Closing it will not (and Seller will cause its Affiliates not to) use the names “TheraBond”, “TheraBond 3D”, “SilverTrak”, “SilverTrak Technology”, “TheraBond Antimicrobial Barrier Systems”, “TheraBond 3D Antimicrobial Barrier Systems” or any derivation thereof or any other name used primarily by the Business or any name deceptively similar to such names in any business enterprise or in any commercial relationship or any other Intellectual Property rights of the Business (including any logos or trademarks primarily used by the Business). For the avoidance of doubt, Seller retains all rights to the name “Alliqua.”

5.9.          Vizient Contract. Upon the reasonable request of Purchaser, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to assist Purchaser in entering into a new contract with Vizient, at Purchaser’s expense. Until such time as Purchaser enters into such new contract, Seller shall, and shall cause its Affiliates, to provide services to Purchaser relating to the Vizient Contract, including, but not limited to, selling the TheraBond products set forth on Exhibit A to the Vizient Contract pursuant to its terms, the costs of which will be passed through to Purchaser (provided that Seller shall bear only their allocable cost of the Vizient Contract related to the Silverseal and Hydress products owned by Seller). Purchaser agrees and acknowledges that in order for Seller to continue to perform its obligations under the Vizient Contract and to provide services to Purchaser related to the Vizient Contract, Purchaser hereby grants a nonexclusive, irrevocable license to Seller to sell the TheraBond products set forth on Exhibit A to the Vizien Contract pursuant to its terms, the costs of which will be passed through to Purchaser (provided that Seller shall bear only their allocable cost of the Vizient Contract related to the Silverseal and Hydress products owned by Seller). Seller agrees that, from and after the Closing Date and until the termination of the Vizient Contract, pursuant to its terms, Seller will not, and will cause its Affiliates not to, terminate or take any action that would constitute a material breach or default under the Vizient Contract or any order for the TheraBond products set forth on Exhibit A to the Vizient Contract, provided, however, that Purchaser’s and Seller’s obligations under this Section 5.9 will not extend past the day in which Purchaser enters into a new agreement with Vizient. Purchaser will use its commercially reasonable efforts to enter into a new agreement with Vizient as soon as possible after the date of this Agreement.

ARTICLE VI

SURVIVAL; INDEMNIFICATION

6.1.          Survival. The representations and warranties of the Parties contained herein or in any other certificate or other writing delivered pursuant hereto shall survive the Closing and shall expire on the date that is twelve (12) months after the Closing Date (the “Survival Period”); provided, however, that (a) the representations and warranties of Seller contained in Sections 3.1 (Organization and Corporate Power), 3.2 (Due Authorization), 3.3 (No Violation; Consents) and 3.16 (Financial Advisors/Broker Fees) shall survive the Closing indefinitely and (b) the representations and warranties of Seller contained in 3.8 (Tangible Assets), 3.11 (Compliance with Healthcare Laws; Healthcare Permits), 3.13 (Transactions with Affiliates), 3.14 (Taxes) and 3.15 (Entire Interest; All Assets) shall survive the Closing and expire on the date that is thirty (30) days after the expiration of the statute of limitations (after taking into account any tolling, extensions, mitigation or waiver thereof) applicable to the subject matter thereof (the representations and warranties of Seller referenced in clauses (a) and (b), collectively, the “Special Representations”).

6.2.          Indemnification by Seller. Seller agrees to indemnify Purchaser and each of its Affiliates and their respective officers, directors, employees and agents (collectively, “Purchaser Indemnitees”) against, and agrees to hold each of them harmless from, any and all Losses incurred or suffered by them arising out of or relating to any of the following:

(a)          any breach of or any inaccuracy in any representation or warranty made by Seller pursuant to this Agreement;

(b)          any breach of or failure by Seller to perform any covenant or obligation of Seller set forth in this Agreement;

(c)          any Liabilities not expressly assumed hereunder (including any Liability for any Excluded Tax);

(d)          the use, operation or ownership of any of the Acquired Assets or the Business on or prior to the Closing Date whether discovered prior to, on or after the Closing Date;

(e)          notwithstanding Section 8.2, the Bulk Sales Laws or any failure to comply therewith; and

(f)          any of the matters set forth on Schedule 6.2 attached hereto.

6.3.          Indemnification by Purchaser. Purchaser agrees to indemnify Seller and each of its Affiliates, officers, directors, employees and agents (collectively, “Seller Indemnitees”) against, and agrees to hold each of them harmless from, any and all Losses incurred or suffered by them arising out of or relating to any of the following:

(a)          any breach of or any inaccuracy in any representation or warranty made by Purchaser pursuant to this Agreement;

(b)          any breach of or failure by Purchaser to perform any covenant or obligation of Purchaser set out or contemplated in this Agreement; and

(c)          Liabilities and obligations to the extent relating to Purchaser’s operation of the Business and the Acquired Assets on and after the Closing; provided, however, that such Losses do not relate to Losses for which any Purchaser Indemnitee is entitled to indemnification under this Agreement.

6.4.          Limitations on Indemnification Obligations.

(a)          Purchaser Indemnitees shall not be entitled to receive amounts pursuant to Section 6.2(a) (other than for Losses relating to breaches of the Special Representations) for any individual item or series of related items based on substantially the same facts and circumstances where the Losses relating to such item or series of related items based on substantially the same facts and circumstances are less than $2,500, and such Losses shall not be applied against the Basket.

(b)          Seller shall not have any obligation to indemnify Purchaser Indemnitees with respect to Losses arising under Section 6.2(a) (other than pursuant to breaches or inaccuracies in any of the Special Representations) until the aggregate amount of all Losses thereunder exceeds $25,000 (the “Basket”); provided, however, that once such aggregate amount of such Losses exceeds the Basket, Seller shall be liable for the entire amount of such Losses otherwise recoverable under Section 6.2(a).

(c)          Seller shall not have any obligation to indemnify Purchaser Indemnitees with respect to Losses arising under Section 6.2(a) (other than pursuant to breaches or inaccuracies in any of the Special Representations) in excess of an aggregate amount equal to $1,000,000 (the “Cap”). Seller shall not have any obligation to indemnify Purchaser Indemnitees with respect to Losses arising under Section 6.2(a) pursuant to a breach or inaccuracy of a Special Representation or Section 6.2(b) in excess of an aggregate amount equal to $3,800,000.

(d)          Purchaser shall not have any obligation to indemnify Seller Indemnitees with respect to Losses arising under Section 6.3(a) until the aggregate amount of all Losses thereunder exceeds the Basket; provided, however, that once such aggregate amount of such Losses exceeds the Basket, Purchaser shall be liable for the entire amount of such Losses otherwise recoverable under Section 6.3(a).

(e)          Purchaser shall not have any obligation to indemnify Seller Indemnitees with respect to Losses arising under Section 6.3(a) in excess of the Cap.

(f)          Notwithstanding anything to the contrary in this Agreement, each Party’s rights to indemnification and any other recovery under law or equity with respect to Losses based upon fraud, willful misconduct or intentional misrepresentation, shall not be limited in any way, including by any of the terms and conditions of this Agreement.

6.5.          Indemnification Procedures.

(a)          Notice of Claims; Assumption of Defense. The indemnified Party shall give prompt notice to the indemnifying Party, in accordance with the terms of Section 8.3, of the assertion of any claim, or the commencement of any suit, action or proceeding by any Person, in respect of which indemnity may be sought hereunder, specifying with reasonable particularity the basis therefor and giving the indemnifying Party such information with respect thereto as the indemnifying Party may reasonably request, but the giving of such notice shall not be a condition precedent to indemnification hereunder (unless the indemnifying Party is actually prejudiced by the failure to give notice). The indemnifying Party may, at its own expense, (i) participate in the defense of any claim, suit, action or proceeding and (ii) upon notice to the indemnified Party and the indemnifying Party’s written agreement that the indemnified Party is entitled to indemnification pursuant to Section 6.2 or Section 6.3 for Losses arising out of such claim, suit, action or proceeding, at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof; provided, however, that (A) the indemnifying Party’s counsel is reasonably satisfactory to the indemnified Party; (B) the indemnifying Party has confirmed in writing its responsibility for such Losses to such indemnified Party under Section 6.2 or 6.3, as applicable and (C) the indemnifying Party shall thereafter consult with the indemnified Party upon the indemnified Party’s reasonable request for such consultation from time to time with respect to such claim, suit, action or proceeding. Notwithstanding the foregoing, if Seller is the indemnifying Party, Seller shall not be entitled to assume such defense if Purchaser reasonably believes that such assumption may adversely affect in any material respect the Business, including any adverse effect upon the Business’ commercial relationships or relationships with Governmental Authorities. If the indemnifying Party assumes such defense, the indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying Party. If, however, in the opinion of the indemnified Party’s counsel, the representation by the indemnifying Party’s counsel of both the indemnifying Party and the indemnified Party would present such counsel with a conflict of interest, then such indemnified Party may employ separate counsel to represent or defend it in any such claim, action, suit or proceeding and the indemnifying Party shall pay the fees and disbursements of such separate counsel. Whether or not the indemnifying Party chooses to defend or prosecute any such claim, suit, action or proceeding, all of the Parties shall cooperate in the defense or prosecution thereof.

(b)          Settlement or Compromise. Any settlement or compromise made or caused to be made by the indemnified Party or the indemnifying Party, as the case may be, of any such claim, suit, action or proceeding of the kind referred to in this Section 6.5 shall also be binding upon the indemnifying Party or the indemnified Party, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, however, that the indemnifying Party shall not settle or compromise any such claim, or otherwise acknowledge or admit the validity of such claim or any Liability in respect thereof if such settlement, compromise, acknowledgement or admission (i) would result in an order, injunction or other equitable remedy in respect of the indemnified Party or would otherwise have a direct adverse effect upon the indemnified Party’s continuing operations, (ii) would give rise to any Liability on the part of the indemnified Party for which the indemnifying Party shall have not agreement in writing that such indemnifying Party is solely obligated to satisfy and discharge the claim, (iii) would result in Liabilities which, taken together with other existing claims under this Article VII, would not be fully indemnified hereunder, or (iv) would reasonably be expected to increase the Liability of the indemnified Party for Taxes after the Closing Date; in each case, without the prior written consent of the indemnified Party, which consent will not be unreasonably withheld or delayed. The indemnified Party will give the indemnifying Party at least 30 days’ notice of any proposed settlement or compromise of any claim, suit, action or proceeding it is defending, during which time the indemnifying Party may assume the defense of, and responsibility for, such claim, suit, action or proceeding and if it does so the proposed settlement or compromise may not be made.

(c)          Failure of Indemnifying Party to Act. In the event that the indemnifying Party does not elect to assume the defense of any claim, suit, action or proceeding, then any failure of the indemnified Party to defend or to participate in the defense of any such claim, suit, action or proceeding or to cause the same to be done, shall not relieve the indemnifying Party of its obligations hereunder; provided, however, that the indemnified Party shall have given the indemnifying Party at least 30 days’ notice of its proposed failure to defend or participate and affords the indemnifying Party the opportunity to assume the defense thereof prior to the end of such period.

(d)          Procedure for Indemnification. Upon becoming aware of a claim for indemnification hereunder (whether as a result of any claim, suit, action or proceeding of the kind referred to in this Section 6.5 or in connection with any Losses which the indemnified Party deems to be within the ambit of this Article VII or otherwise), the indemnified Party shall give, in accordance with the terms of Section 8.3, notice of such claim (a “Claim Notice”) to the indemnifying Party, providing reasonable detail of how the claim has arisen and an estimate (if possible) of the amount the indemnified Party reasonably anticipates that it will be entitled to on account of indemnification by the indemnifying Party. If the indemnifying Party does not object to such indemnification claim within thirty (30) days of receiving notice thereof, the amount of such Claim Notice shall be deemed final and undisputed and the indemnified Party shall be entitled to recover the amount of such claim.

6.6.          Calculation of Indemnity Payments. The amount of any Loss for which indemnification is provided under this Article VI shall be net of any amounts recovered or recoverable by the indemnified Party under insurance policies with respect to such Loss and shall be (a) increased to take account of any net Tax cost actually incurred by the indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (b) reduced to take account of any net Tax benefit actually realized by the indemnified Party arising from the incurrence or payment of any such indemnified amount. In computing the amount of any such Tax cost or Tax benefit, the indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount. For purposes of determining the existence of, and calculating the amount of, any Losses arising out of or resulting from any breach of any representation or warranty of any Party set forth in this Agreement, any reference to “Material Adverse Effect” or “materiality” or other correlative terms in such representations or warranties shall be disregarded.

6.7.          Indemnity Escrow. In pursuing the collection of any claims for Losses under this Article VII, each Purchaser Indemnitee’s initial recourse shall be to proceed against the funds held in the Indemnity Escrow Account for the amount of such claim in accordance with the terms of the Escrow Agreement. Such funds shall be the initial, but not the sole, source of recovery for Purchaser Indemnitees pursuant to this Article VII. The funds held in the Indemnity Escrow Account shall be released in accordance with the terms of the Escrow Agreement and the provisions of this Section 6.7. All title and all rights to (i) a portion of the funds in the Escrow Account in an amount equal to $100,000 shall be released to Seller upon Purchaser receiving written evidence as to the extension of the shelf life of the products listed on Schedule 6.7A to five (5) years and (ii) a portion of the funds in the Escrow Account in an amount equal to $50,000 shall be released to Seller upon Purchaser receiving written evidence as to the extension of the shelf life of the products listed on Schedule 6.7B hereto to five (5) years. The remainder of the Escrow Account funds shall be released to Seller in accordance with the terms of the Escrow Agreement.

6.8.          Right of Setoff. With respect to claims for Losses under this Article VII by any Purchaser Indemnitee for amounts in excess of the funds held in the Indemnity Escrow Account, such Purchaser Indemnitee shall have the right to demand from Seller satisfaction of such excess amounts:

(a)          First, by payment of cash; and

(b)          Second, through a set-off against any amounts owed by Purchaser to Seller under this Agreement or any Related Agreement.

For the avoidance of doubt, neither the exercise of nor the failure to exercise such right of setoff or to give a notice of a claim under the Escrow Agreement will constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to it.

6.9.          Tax Treatment of Indemnity Payments. For all Tax purposes, Purchaser and Seller agree to treat (and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price, unless otherwise required by Law.

6.10.         Expiration of Claims. The ability of any Purchaser Indemnitee to receive indemnification from Purchaser under Section 6.2(a) (other than pursuant to breaches or inaccuracies in any of the Special Representations), shall terminate upon expiration of the Survival Period. If a Purchaser Indemnitee made a claim for indemnification pursuant to Section 6.2(a) prior to the expiration of the Survival Period, such claim and the right to be indemnified hereunder with respect to such claim shall survive the expiration of the Survival Period until the final resolution of such claim and the payment of all indemnifiable amounts with respect thereto (if any).

ARTICLE VII

TAX MATTERS

7.1.          Filing of Tax Returns. Seller, at its sole cost and expense, shall timely file all Tax Returns to be filed prior to the Closing with respect to the Business and the Acquired Assets, and all Tax Returns of Seller, and timely pay all Taxes due with respect to such Tax Returns. To the extent any such Tax Return could affect the Taxes of Purchaser, such Tax Return shall be prepared consistently with the practices and procedures of Seller before the date hereof. Purchaser, at its sole cost and expense, shall timely file all Tax Returns with respect to the Business and the Acquired Assets due after the Closing Date and all Tax Returns of Purchaser. Purchaser shall deliver any Tax Return with respect to the Business and the Acquired Assets due after the Closing Date that relates to periods before the Closing Date and was not prepared consistently with past practices, procedures, or accounting methods to Seller for Seller’s review and comment. Purchaser shall incorporate any timely and reasonable comments made by Seller in the final Tax Return prior to filing. No failure or delay of Purchaser in providing such Tax Returns for Seller to review shall reduce or otherwise affect the obligations or liabilities of Seller pursuant to this Agreement except to the extent Seller is actually prejudiced by such delay or failure.

7.2.          Allocation of Taxes. For purposes of this Agreement, if any Tax (or Tax refund) relates to a period that begins on or before and ends after the Closing Date, the Parties shall use the following conventions for determining the portion of such Tax (or Tax refund) that relates to a Pre-Closing Tax Period and the portion that relates to a Post-Closing Tax Period: (a) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount of Taxes (or Tax refunds) attributable to the Pre-Closing Tax Period shall be determined by multiplying the Taxes for the entire period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period, and the remaining amount of such Taxes (or Tax refunds) shall be attributable to the Post-Closing Tax Period; and (b) in the case of all other Taxes (including income Taxes, employment Taxes and sales and use Taxes), the amount of Taxes (or Tax refunds) attributable to the Pre-Closing Tax Period shall be determined as if a separate return was filed for the period ending as of the end of the day on the Closing Date using a “closing of the books methodology,” and the remaining amount of the Taxes (or Tax refunds) for such period shall be attributable to the Post-Closing Tax Period. For purposes of clause (b), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the period ending on the Closing Date based on the mechanics set forth in clause (a) for periodic Taxes.

7.3.          Cooperation on Tax Matters. Purchaser and Seller shall (a) assist in the preparation and timely filing of any Tax Return relating to the Business or the Acquired Assets; (b) assist in any audit or other proceeding with respect to Taxes or Tax Returns relating to the Business or the Acquired Assets; (c) retain for the full period of any statute of limitations and make available any information, records, or other documents relating to any Taxes or Tax Returns relating to the Business or the Acquired Assets; (d) provide any information required to allow Purchaser or Seller to comply with all information reporting or withholding requirements contained in the Code or other applicable Laws; and (e) provide certificates or forms, and timely execute any Tax Return that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

7.4.          Transfer Taxes. Any and all goods and services, sales, use, purchase and transfer Taxes, including any value added, excise, stock transfer, gross receipts, stamp duty, real estate transfer and real, personal, or intangible property transfer Taxes and other such Taxes and any conveyance fees or recording charges due by reason of the transfer of the Acquired Assets, including any interest or penalties in respect thereof (the “Transfer Taxes”) shall be paid fifty percent (50%) by Seller and fifty percent (50%) by Purchaser. Purchaser shall make any required filings with respect to Transfer Taxes and Seller shall promptly pay its portion of Transfer Taxes to Purchaser.

7.5.          Tax Refunds. All refunds for Taxes that are Excluded Taxes and one hundred percent (100%) of all refunds for any Transfer Taxes shall, in each case, be for the benefit of Seller; provided, however, any refund for any such Tax that Purchaser paid that Seller has not indemnified for under this Agreement shall be for the benefit of Purchaser. To the extent Purchaser receives a refund that is for the benefit of Seller, Purchaser shall promptly pay the amount of such refund to Seller (without interest, other than interest received from the applicable Governmental Authority, and net of any out-of-pocket costs or Taxes incurred by Purchaser with respect to obtaining such refund). All refunds for Taxes (other than Excluded Taxes), and all refunds for Taxes attributable to the Acquired Assets, the Business, or any employee of the Business or Seller for any Post-Closing Tax Period shall be for the benefit of Purchaser. To the extent Seller receives a refund that is for the benefit of Purchaser, Seller shall promptly pay the amount of such refund to Purchaser (without interest, other than interest received from the applicable Governmental Authority, and net of any reasonable out-of-pocket costs or Taxes incurred by Seller with respect to obtaining such refund).

ARTICLE VIII

MISCELLANEOUS

8.1.          Expenses. Seller, on the one hand, and Purchaser, on the other hand, shall each pay its own expenses (including the fees and expenses of their respective agents, representatives, counsel and accountants) incidental to the preparation, negotiation, and consummation of this Agreement and the transactions contemplated hereby.

8.2.          Bulk Sales Laws. The Parties waive compliance with the requirements of the applicable Bulk Sales Laws in connection with the consummation of the transactions contemplated hereby.

8.3.          Notices. Any notice, request, demand or other communication given by any Party under this Agreement (each a “notice”) shall be in writing, may be given by a Party or its legal counsel, and shall be deemed to be duly given (a) when personally delivered, or (b) upon delivery by an internationally recognized express courier service which provides evidence of delivery, or (c) when three (3) days have elapsed after its transmittal by registered or certified mail, postage prepaid, return receipt requested, addressed to the Party to whom directed at that Party’s address as it appears below or another address of which that Party has given notice, (d) when delivered by facsimile transmission if a copy thereof is also delivered in person or by overnight courier, or (e) on the date of transmission if sent by electronic mail. Notices of address change shall be effective only upon receipt notwithstanding the provisions of the foregoing sentence.

If to Seller, to:

Alliqua BioMedical, Inc.
1010 Stony Hill Road, Suite 200

Yardley, PA 19067
Attn: Brian Posner, Chief Financial Officer
Email: bposner@alliqua.com

with a copy to:

Haynes and Boone, LLP
30 Rockefeller Plaza, 26th Floor
New York, NY 10112
Attn: Greg Kramer
Rick A. Werner
Email: greg.kramer@haynesboone.com
            rick.werner@haynesboone.com

If to Purchaser, to:

Argentum Medical, LLC

c/o Shore Capital Partners, LLC
1 East Wacker Drive, Suite 400

Chicago, Illinois 60601
Attn: Don Pierce

Justin Ishbia
Facsimile: 312-348-7669

Email: dpierce@shorecp.com

            jishbia@shorecp.com

with a copy to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601
Attn: Matthew F. Bergmann

Geoffrey J. Rahie

Facsimile: 312-558-5700

Email: mbergmann@winston.com

            grahie@winston.com

8.4.          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. This Agreement or any part thereof, may not be assigned without the prior written consent of the other Parties, which consent may be withheld in the sole discretion of the other Parties; provided, however, that Purchaser may, without the consent of Seller, (a) collaterally assign its rights under this Agreement to any Person that provides funds to Purchaser or its Affiliates, (b) assign any or all of its rights and obligations to one or more Affiliates of Purchaser or (c) assign any or all of its rights and obligations to any acquirer of all or substantially all of the Business, whether by merger, asset purchase, stock purchase or otherwise.

8.5.          Entire Agreement; Modification. This Agreement supersedes all prior agreements and understandings between the Parties or any of their respective Affiliates (written or oral) relating to the subject matter hereof, and is intended to be the entire and complete statement of the terms of the agreement between the Parties, and may be amended or modified only by a written instrument executed by the Parties. The waiver by one Party of any breach of this Agreement by the other Parties shall not be considered to be a waiver of any succeeding breach (whether of a similar or a dissimilar nature) of any such provision or other provision or a waiver of any such provision itself. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any Party.

8.6.          Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

8.7.          Governing Law. This Agreement shall be exclusively interpreted and governed by the Laws of the State of Delaware, without regard to its conflict of law provisions.

8.8.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

8.9.          Further Assurances. Each of the Parties shall execute such documents and other papers and take such further actions as may be required to carry out the provisions hereof and the transactions contemplated hereby, including for the purpose of vesting Purchaser with full right, title and interest in, to and under, and/or possession of all of the assets used in the Business (other than the Excluded Assets), including such assets owned by any Person (other than Seller) that is an Affiliate of Seller.

8.10.         Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.11.         No Third Party Beneficiaries. Neither this Agreement nor any provision hereof is intended to confer upon any Person (other than the Parties and as provided in Section 8.4(a)) any rights or remedies hereunder. Without limiting the generality of the immediately preceding sentence, no employee of Seller shall acquire any rights or remedies as a result of this Agreement, and the employees of Seller shall have no right whatsoever to enforce any provision of this Agreement.

8.12.         Consent to Jurisdiction. The Parties hereby irrevocably consent and voluntarily submit in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby to personal jurisdiction in the State of Delaware in and by the federal, state and local courts located in the State of Delaware, and agree that they may be served with process in any such action by certified or registered mail, return receipt requested, as provided in Section 8.3 hereof, or to their respective registered agents for service of process in the state of their incorporation. The Parties each irrevocably and unconditionally waives and agrees not to plead, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of venue or the convenience of the forum of any action with respect to this Agreement.

8.13.         Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

8.14.         Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections and Schedules shall be deemed references to Articles and Sections of, and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. All references to contracts, agreements, leases or other arrangements shall refer to oral as well as written matters. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE IX

DEFINITIONS

9.1.          Definitions. The following terms shall have the following meanings for purposes of this Agreement.

“Action” shall mean any (a) Order, suit, litigation, proceeding, hearing, arbitration, action, settlement agreement, corporate integrity agreement or audit or (b) claim, charge, complaint, demand, investigation or dispute

“Affiliate” as applied to any Person, shall mean (a) any other Person directly or indirectly controlling, controlled by, or under common control with, that Person or (b) any director or executive officer with respect to such Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise, and such “control” will be presumed if any Person owns 30% or more of the voting capital stock or other ownership interests, directly or indirectly, of any other Person.

“Bulk Sales Laws” shall mean the Laws of any jurisdiction relating to bulk sales which are applicable to the sale of the Acquired Assets by Seller hereunder.

“Business” shall mean the silver-based, antimicrobial business and TheraBond and TheraBond 3D product lines of Seller.

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banks are authorized to close in Chicago, Illinois.

“Cash” shall mean for Seller, as of any date of determination, the aggregate amount of unencumbered cash of Seller.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Product” means any silver-based antimicrobial dressing, provided, however, that the SilverSeal® product line of Seller is not a Competitive Product.

“Competitive Business” shall mean the silver-based antimicrobial business, including, but not limited to, the TheraBond and TheraBond 3D product lines of Seller.

“Confidential Information” shall mean any information primarily concerning the Business, the Acquired Assets and pre-Closing affairs of Seller related to the Business that is not generally available to the public; provided, that information that is or becomes generally available to the public, other than by disclosure by Seller, shall not constitute “Confidential Information.”

“Contract” shall mean any contract, lease, commitment, sales order, purchase order, agreement, indenture, mortgage, note, bond, instrument, plan or license.

“Excluded Taxes” shall mean any Liability for the following Taxes (whether such Liability is direct or as a result of transferee or successor liability, joint and/or several liability, pursuant to a Contract or other agreement, a result of filing a Tax Return, pursuant to an adjustment or assessment by a Governmental Authority, by an obligation to withhold, or otherwise, and, in each case, whether disputed or not): (a) Taxes of Seller (including all income, franchise, net worth or other similar Taxes of, or imposed on, Seller and Taxes that relate to any employee of the Business or Seller); and (b) Taxes that relate to the Business or the Acquired Assets for only the Pre-Closing Tax Period. For avoidance of doubt, Transfer Taxes shall not be treated as an Excluded Tax and shall be governed by Section 7.4.

“FDA” means the U.S. Food and Drug Administration.

“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of section 957 of the Code, or (c) a “passive foreign investment corporation” within the meaning of section 1297 of the Code.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” shall mean the government of the United States or any foreign country or any state or political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government entities established to perform such functions.

“Healthcare Laws” mean any and all applicable Laws, Actions, and Orders relating to the regulation of the health care industry, including to the extent applicable any of the following: (a) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute) (b) any joint federal or state health care or health insurance program, including, Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute); (c) TRICARE, 10 U.S.C. § 1071 et seq.; (d) the Ethics in Patient Referrals Act or “STARK” law, as amended, 42 U.S.C. § 1395nn, (e) the Federal Health Care Program Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), (f) the Federal False Claims Act (31 U.S.C. §§ 3729-3733), (g) the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), (h) the Federal Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58), (i) the Federal Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a and 1320a-7b), (j) the Exclusion Laws (42 U.S.C. § 1320a-7), (k) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and any similar state laws and regulations; (l) HIPAA and similar applicable federal and state laws; (m) the Patient Protection and Affordable Care Act (Pub. L. 11-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 11-152); (n) United States Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq., and the applicable regulations promulgated thereunder; (o) the Federal Trade Commission Act, 15 U.S.C. § 41 et seq. and the rules, regulations and directives promulgated thereunder; (p) any other state or federal law, rule or regulation issued by any Governmental Authority which regulates kickbacks, fee-splitting, patient or program charges, claims submissions, reimbursement, recordkeeping, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded or debarred from government health care programs, quality, safety, privacy, security, licensure or any other aspect of providing health care; and (q) any state, local, international, or foreign equivalents to any of the foregoing.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, and their implementing regulations.

“Indebtedness” shall mean, with respect to the Acquired Assets or the Business, without duplication, (a) any obligation of Seller or the Business for borrowed money or for the deferred purchase price of property or services which, in accordance with GAAP, would be required to be shown as a liability on the face of a balance sheet of Seller on such date (other than trade liabilities and accrued expenses, in each case to the extent incurred in the ordinary course of business and payable in accordance with customary practices), (b) all capitalized lease obligations of Seller related to the Business, (c) indebtedness evidenced by a note, bond, debenture, mortgage or other debt instrument or debt security, (d) any payment obligation under any existing interest rate, foreign exchange, commodity or other swap, hedge, or other financial derivative instruments or agreement entered into by, or on behalf of, Seller with respect to the Business, (e) to the extent drawn down or called upon, all letters of credit, performance bonds, bankers’ acceptances or similar obligations of Seller with respect to the Business or incurred in connection with performance guaranties related to insurance obligations (including letters or credit supporting insurance policies for worker’s compensation), (f) whether or not so included as liabilities in accordance with GAAP, all indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) of Seller with respect to the Business secured by any Lien on any assets (including the Acquired Assets) owned or purchased by Seller (including Indebtedness arising under conditional sales or other title retention agreements), even though (i) Seller or the Business has not assumed or otherwise become liable for the payment thereof or (ii) such Indebtedness is limited in recourse, (g) all asset financing obligations of Seller with respect to the Business, (h) all amounts owing for earnouts, purchase price adjustments, non-competition payments and similar obligations in respect of past acquisitions, (i) all Pension Liabilities, (j) the amount of any guarantees of Indebtedness of the type described in clauses (a) through (i) above of Seller with respect to the Business, (k) any amount owed to any equityholders (current or prior) of Seller or any transaction related bonus, change of control or similar payments for management with respect to the Business and (l) any unpaid interest, fees (whether accrued or otherwise), prepayment premiums or penalties, make-whole payments, indemnities, expenses and other obligations or amounts owing on or in respect of any such indebtedness described in clauses (a) through (j) above or becoming due as a result of the transactions contemplated by this Agreement.

“Indemnity Escrow Amount” shall mean an amount equal to $300,000.

“Intellectual Property” means all worldwide (a) trade names, trademarks, service marks, certification marks, trade dress, Internet domain names and social media accounts, all applications and registrations for any of the foregoing, all renewals and extensions thereof and all goodwill of the Business associated with any of the foregoing (“Trademarks”); (b) patents, utility models and industrial design registrations and applications for any of the foregoing, including all provisionals, continuations, continuations-in-part, divisionals, reissues, reexaminations, extensions and renewals; (c) works of authorship and copyrights, including software and databases, all applications and registrations for the foregoing, all renewals and extensions thereof and all moral rights associated with any of the foregoing; (d) trade secrets and proprietary information, including confidential and proprietary information and know-how, inventions (whether or not patentable), invention disclosures, algorithms, designs, drawings, prototypes, business methods, processes, discoveries, ideas, formulae, manufacturing techniques, specifications, and engineering data, (e) all moral and economic rights of authors or inventors, however denominated, (f) any similar or equivalent rights to any of the foregoing throughout the world, (g) all copies and tangible embodiments of any of the foregoing (in whatever form or medium), and (h) all rights to sue and recover damages for past, present and future infringement, misappropriation or other violations of any of the foregoing.

“Inventory Credit” shall mean an amount equal to $111,799, as calculated in accordance with the methodology set forth on Exhibit D.

“Law” shall mean any law, statute, regulation, ordinance, rule, rule of common law, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Authority, including state, federal and foreign criminal and civil laws and/or related regulations.

“Leased Assets” shall mean all tangible assets subject to any personal property leases, or otherwise leased by Seller in connection with the operation of the Business.

“Liabilities” shall mean any debt, claim, obligation or liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether liquidated or unliquidated and whether due or to become due), including those arising under any Law or Contract and including any liability for Taxes.

“Lien” shall mean, with respect to any property or asset, any security interest, lien, charge, mortgage, deed, assignment, pledge, hypothecation, encumbrance, servitude, easement, encroachment, lease or sublease, restriction, claim, judgment, option, right of first offer, right of first refusal or interest of another Person of any kind or nature.

“Losses” shall mean all Liabilities, losses, costs, damages, Taxes, penalties or expenses (including attorneys’ fees and expenses and costs of investigation and litigation).

“Material Adverse Effect” shall mean a material and adverse effect on (a) the results of the operations of the Business and/or the Acquired Assets, other than as a result of general economic conditions, or (b) the ability of Seller to consummate timely its obligations under this Agreement.

“Order” shall mean any judgment, order, direction, decree, stipulation, injunction, writ, charge or other restriction of any Governmental Authority.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Pension Liabilities” shall mean any current or future obligations, liabilities or underfunding in relation to pension plans, retiree medical and any other long-term pension, welfare or benefit plans and any similar plans, programs and obligations.

“Person” shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Post-Closing Tax Period” shall mean any Tax period (or portion thereof) beginning on or after the day immediately following the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period (or portion thereof) that ends on or prior to the Closing Date.

“Professional” means any Person employed, engaged by or otherwise providing services for or on behalf of Seller, for which a license from any board or other Governmental Authority regulating professional services is required.

“Related Agreements” shall mean all agreements, instruments and documents executed and delivered under this Agreement or in connection herewith.

“Seller’s Knowledge” shall mean the actual knowledge of David Johnson and Marisa Belmar, assuming reasonable investigation has been made regarding the relevant matter, after reviewing this Agreement.

“Tax” or “Taxes” shall mean any federal, state, local, or foreign taxes, charges, fees, duties, levies, or other assessments, including gross income, net income, gross receipts, net receipts, capital gains, gross proceeds, net proceeds, ad valorem, profits, license, payroll, employment, excise, severance, stamp, lease, occupation, equalization, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property (whether tangible or intangible), sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, charges or fees of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” shall mean any return (including estimated), declaration, report, claim for refund, or information return or statement relating to Taxes, filed, or to be filed, with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Transition Services Agreement” shall mean that certain Transition Services Agreement, to be dated as of the date hereof, by and between Seller and Purchaser.

“Vizient” shall mean Vizient Supply, LLC, a Delaware limited liability company.

“Vizient Contract” shall mean that certain Product Supplier Agreement for Advanced Wound Care, dated as of October 1, 2016, by and between Seller and Vizient.

9.2.          Other Defined Terms. The following terms are defined in the sections indicated.

AAA	8.12
Acquired Assets	1.1
Acquired Records	1.1(c)
Acquisition Proceeds	1.4(b)
Agreement	preamble
Assumed Contracts	1.1(a)
Base Purchase Price	1.4(a)(i)
Basket	6.4(a)
Bill of Sale	2.2(a)
Business Intellectual Property	1.1(e)
Cap	6.4(c)

Claim Notice	6.5(d)
Closing	2.1
Closing Date	2.1
Commercial Rules	8.12
Current Customers	3.17(b)
Current Suppliers	3.17(c)
Customers	3.17(b)
Earnout Payment	1.5
Escrow Agent	1.4(b)(iii)
Escrow Agreement	1.4(b)(iii)
Excluded Assets	1.2
Healthcare Permits	1.1(f)
Historical Customers	3.17(a)
Historical Financials	3.5(a)(ii)
Historical Suppliers	3.17(a)
Improvements	3.9(d)
Indemnity Escrow Account	1.4(d)
Interim Financials	3.5(a)(i)
Inventories	1.1(b)
Material Contracts	3.4(a)
notice	8.3
Parties	preamble
Permits	1.1(f)
Purchase Price	1.4(a)(ii)
Purchase Price Allocation Schedule	1.6
Purchaser	preamble
Purchaser Indemnitees	6.2
Release Letter	1.4(b)(i)
Restricted Territory	5.2(a)
Restrictive Covenants	5.2(e)
Seller	preamble
Seller Indemnitees	7.3
Special Representations	7.1
Suppliers	3.17(c)
Survival Period	6.1
Third Party Intellectual Property	3.9(a)
Transfer Taxes	7.4
Transaction Payments	1.4(a)

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

PURCHASER:

ARGENTUM MEDICAL, LLC

By:	/s/ Don Pierce
Name: Don Pierce
Title: Chairman and Secretary

SELLER:

ALLIQUA BIOMEDICAL, INC.

By:	/s/ David Johnson
Name: David Johnson
Title: CEO